SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-38866

Tufin Software Technologies Ltd.
(Translation of registrant’s name into English)

Tufin Software Technologies Ltd.
5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On May 11, 2022, Tufin Software Technologies Ltd. (the “Company”, “Tufin” or “we”) issued a press release titled “Tufin Announces First Quarter Results” announcing its financial results for the period ended March 31, 2022. A copy of this press release is furnished as Exhibit 99.1 herewith.

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The U.S. GAAP financial information contained in (i) the consolidated balance sheets (Unaudited), (ii) the consolidated statements of operations (Unaudited) and (iii) the consolidated statement of cash flows (Unaudited) included in the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-239715) and Form S-8 (File Nos. 333-231985, 333-237291, 333-253994 and 333-264612).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUFIN SOFTWARE TECHNOLOGIES LTD.

Date: May 11, 2022	By:	/s/ Reuven Kitov
Reuven Kitov
CEO & Chairman of the Board of Directors

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EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled “Tufin Announces First Quarter 2022 Results”

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